UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G

               Under the Securities Exchange Act of 1934
                        (Amendment No.       )*

                      Tranz Rail Holdings Limited
                           (Name of Issuer)

           American Depositary Shares, evidenced by American
             Depositary Receipts and each representing the
                right to receive three Ordinary Shares
                    (Title of Class of Securities)

                               894116102
                            (CUSIP Number)

Filing Fee:    No.

Cusip #:       894116102

Item 1:        Reporting Person: Wisconsin Central Transportation
               Corporation (Tax ID:  36-3541743)

Item 2:        (b)

Item 4:        Delaware

Item 5:        28,684,918 Ordinary Shares

Item 6:        None

Item 7:        28,684,918 Ordinary Shares

Item 8:        None

Item 9:        28,684,918 Ordinary Shares

Item 11:       22.65%

Item 12:       CO


Cusip#:        894116102

Item 1:        Reporting Person: Wisconsin Central International, Inc.
               (Tax ID: 36-3902614)

Item 2:        (b)

Item 4:        Delaware

Item 5:        28,684,918 Ordinary Shares

Item 6:        None

Item 7:        28,684,918 Ordinary Shares

Item 8:        None

Item 9:        28,684,918 Ordinary Shares

Item 11:       22.65%

Item 12:       CO

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G

               Under the Securities Exchange Act of 1934

                             SCHEDULE 13G


Item 1(a) Name of Issuer:

     Tranz Rail Holdings Limited

Item 1(b) Address of Issuer's Principal Executive Offices:

     Wellington Railway Station
     Bunny Street
     Wellington, New Zealand 6020

Item 2(a) Name of Person Filing:

     Wisconsin Central Transportation Corporation
     Wisconsin Central International, Inc.
     (Wisconsin Central International, Inc. is a wholly owned subsidiary of Wisconsin Central Transportation Corporation.)

Item 2(b) Address of Principal Business Office:

     6250 North River Road, Suite 9000
     Rosemont, Illinois  60018

Item 2(c) Citizenship:

     Delaware  (Wisconsin Central Transportation Corporation)
     Delaware  (Wisconsin Central International, Inc.)

Item 2(d) Title of Class of Securities:

     American Depositary Shares, evidenced by American Depositary
     Receipts and each representing the right to receive three
     Ordinary Shares, are registered pursuant to Section 12(g) of the Securities Exchange Act.

     Ordinary Shares are beneficially owned by the reporting persons.

Item 2(e) CUSIP Number:

     894116102

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

     Not Applicable.

Item 4    Ownership.

     (a)  Amount Beneficially Owned:                   28,694,918
                                                       Ordinary Shares

     (b)  Percent of Class:                            22.65%

          Number of shares as to which such person has:
     (i)  sole power to vote or to direct the vote:    28,694,918
                                                       Ordinary Shares
     (ii) shared power to vote or to direct the vote:  None
     (iii)sole power to dispose or to direct the
          disposition of:                              28,694,918
                                                       Ordinary Shares
     (iv) shared power to dispose or to direct the
          disposition of:                              None

Item 5    Ownership of Five Percent or Less of a Class.

     Not Applicable.

Item 6    Ownership of More Than Five Percent on Behalf of Another
          Person.

     Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company.

     Not Applicable.

Item 8    Identification and Classification of Members of the Group.

          The persons filing this statement, namely Wisconsin Central Transportation Corporation and Wisconsin Central International, Inc., may be deemed to be members of a group consisting of those persons who are parties to the Shareholders Voting Agreement dated March 18, 1996, among Wisconsin Central International, Inc., Berkshire Fund III, A Limited Partnership, Pacific Rail Limited, Tessaro Developments Limited and David Lloyd Investments Limited. A copy of the Shareholders Voting Agreement was filed as Exhibit No. 10.1 to the Tranz Rail Holdings Limited Registration Statement on Form F-1, Registration No. 333-4818.

          Wisconsin Central Transportation Corporation and Wisconsin Central International, Inc. understand that the respective number of Ordinary Shares of Tranz Rail Holdings Limited (and the related respective percentage of the outstanding Ordinary Shares of Tranz Rail Holdings Limited at December 31, 1996) are as follows:

     Pacific Rail Limited:         23,725,764 Ordinary Shares
                                   (18.73%);

     Berkshire Fund III, A Limited
       Partnership:                17,109,211 Ordinary Shares
                                   (13.51%);

     Tessaro Developments Limited: 7,369,075 Ordinary Shares
                                   (5.82%); and

     David Lloyd Investments
     Limited:                      3,684,537 Ordinary Shares
                                   (2.91%).

Item 9    Notice of Dissolution of Group.

     Not Applicable.

Item 10   Certification.

     Not Applicable.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 14, 1997


WISCONSIN CENTRAL TRANSPORTATION CORPORATION


By:  /s/ Walter C. Kelly
     =======================================
     Walter C. Kelly, Vice President, Finance

Date:     February 14, 1997

WISCONSIN CENTRAL INTERNATIONAL, INC.


By:  /s/ Walter C. Kelly
     =======================================
     Walter C. Kelly, Vice President, Finance